Ex. 99.28(d)(19)(iv)

Amendment to

JNL Series Trust Investment Sub-Advisory Agreement

Between Jackson National Asset Management, LLC and

First Sentier Investors (Australia) IM LTD

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and First Sentier Investors (Australia) IM LTD, a public limited liability company organized in the State of New South Wales, Australia and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 2nd day of August, 2019 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to the fund or funds (each, a “Fund”) of JNL Series Trust (the “Trust”), as identified on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust approved a fund name change for the JNL/First State Global Infrastructure Fund, renaming the fund the JNL/First Sentier Global Infrastructure Fund.

Whereas, pursuant to this fund name change, the Parties have agreed to amend Schedule A and Schedule B of the Agreement to update the fund name, as outlined above.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule A to the Agreement is hereby deleted and replaced in its entirety with Schedule A dated April 26, 2021, attached hereto.

2)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated April 26, 2021, attached hereto.

3)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective April 26, 2021.

Jackson National Asset Management, LLC		First Sentier Investors (Australia) IM LTD by its duly authorised Officer
By:	/s/ Emily J. Bennett	By:	/s/ Harry Moore
Name:	Emily J. Bennett	Name:	Harry Moore
Title:	AVP and Associate General Counsel	Title:	Director

		By:	/s/ Rachel Lim
		Name:	Rachel Lim
		Title:	Company Secretary

Schedule A

Dated April 26, 2021

Funds
JNL/First Sentier Global Infrastructure Fund

A-1

Schedule B

Dated April 26, 2021

(Compensation)

JNL/First Sentier Global Infrastructure Fund

Average Daily Net Assets	Annual Rate
$0 to $200 million	0.43%
$200 million to $500 million	0.40%
$500 million to $1 billion	0.38%
Amounts over $1 Billion	0.36%

B-1